TRINIDAD
ENERGY SERVICES INCOME TRUST

82-34867

SEC MAIL RECEIVED PROCESSING SECTION
JUN 27 2006
WASH. D.C. 213

June 20, 2006

SUPPL

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549
Attn: Filing Desk

06014723

Re: Trinidad Energy Services Income Trust

Ladies and Gentlemen:

Enclosed please find a copy of Trinidad Energy Services Income Trust's News Release for June 14, 2006. This document is being furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please feel free to call me at (403) 265-6525 if you have any questions regarding this matter.

Very truly yours,

For:

E. Tara Wood
Executive Assistant

PROCESSED
JUN 28 2006
THOMSON
FINANCIAL

2500, 700 - 9th Avenue SW, Calgary, AB T2P 3V4 Phone: 403.265.6525 Fax: 403.265.4168
TSX Symbol: TDG.UN **Website:** www.trinidaddrilling.com

TRINIDAD
ENERGY SERVICES INCOME TRUST

FOR IMMEDIATE RELEASE: June 14, 2006

TSX SYMBOL: TDG.UN

TRINIDAD ENERGY SERVICES INCOME TRUST ANNOUNCES CASH DISTRIBUTION FOR JUNE 2006

CALGARY, ALBERTA – Trinidad Energy Services Income Trust ("TDG.UN") announces that its monthly cash distribution to unitholders will be 11.5 cents per trust unit per month ($1.38 per annum) commencing with the distribution to be paid July 15, 2006 to unitholders of record on June 30, 2006.

The Trust has implemented a Distribution Reinvestment Plan for the benefit of its unitholders. Participation information can be found on our website at www.trinidaddrilling.com , or registered unitholders may contact the undersigned or Valiant Trust Company (the Plan Agent) at: Phone: 403-233-2801; Fax: 403-233-2847; E-mail: valiantstocktransfer@telusplanet.net. Non-Registered Unitholders should contact their individual investment dealers.

Trinidad Energy Services Income Trust is a growth oriented income trust that trades on the TSX under the symbol TDG.UN. Trinidad's divisions operate in the drilling and well servicing sectors of the North American oil and gas industry. With the completion of the current rig construction programs, the Trust will have 101 drilling rigs ranging in depths from 1,000 – 6,500 metres. In addition to its drilling rigs, Trinidad has 17 service rigs that have been completely retrofitted or are new within the past five years and 17 pre-set and coring rigs. Trinidad is focused on providing modern, reliable, expertly designed equipment operated by well-trained and experienced personnel. Trinidad's drilling fleet is one of the most adaptable and competitive in the industry.

Information contact:
Michael E. Heier, CEO or
Brent Conway, CFO
at 403-265-6525
e-mail: twood@trinidaddrilling.com